UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

____________________

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Results of the Annual General Meeting of Shareholders

Item 1

Results of the Annual General Meeting of Shareholders

Further to the notice of the Annual General Meeting of the Shareholders dated November 21, 2016 (reference number 2016-02-080565) and to the Proxy Statement issued by the Company on December 1, 2016 (reference number 2016-02-085338), the Company hereby reports that the 2016 Annual General Meeting was held yesterday, January 3, 2017, and all the items on the agenda were approved, as follows:

(1)	re-election of Messrs. Johanan Locker, Avisar Paz, Aviad Kaufman, Ovadia Eli, Geoffery Merszei and Shimon Eckhaus as directors, effective as of the date of this meeting;

(2)	election of Messrs. Ron Moskovitz and Sagi Kabla as directors, effective as of the date of this meeting;

(3)	approval of equity compensation for 2017 to certain directors & assignment of the cash or equity compensation (or of the economic benefit thereof) of certain directors to Millennium or Israel Corporation Ltd., respectively;

(4)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor; and

(5)	review of our audited financial statements for the year ended December 31, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: January 4, 2017